Exhibit 99.1

Corporate Communications

CNH Industrial announces retiree benefits alignment following favorable U.S. Supreme Court ruling

London, April 16, 2018

On February 20, 2018, the Company announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allows CNH Industrial to terminate or modify various retiree healthcare benefits (“Benefits”) previously provided to certain UAW Union represented Company retirees. CNH Industrial has determined to modify the Benefits provided to the applicable retirees to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW.

The Benefits modifications are estimated to result in a reduction of the plan liability by approximately $500 million to $550 million, realizing a corresponding pre-tax income. The actual adjustment to the liability will be finalized using current market assumptions on the applicable measurement date (expected to be in the second quarter, once the retirees have been formally advised). Under U.S. GAAP, this pre-tax income will be amortized from equity to the income statement over approximately 4.5 years. Under IFRS, this pre-tax income will be recorded in the second quarter of 2018 in its entirety.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications	Investor Relations
Email: mediarelations@cnhind.com	Email: investor.relations@cnhind.com

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom